UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

VIVUS, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928551100
(CUSIP Number)

Mark DiPaolo General Counsel Sarissa Capital Management LP 660 Steamboat Road, 3rd Floor Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928551100	Page 2 of 3 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by VIVUS, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 24, 2013 (the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

Effective July 19, 2013, Dr. Denner was appointed to the Board of Directors of the Issuer. In addition, on July 22, 2013, Dr. Denner and First Manhattan Co. terminated the Nomination Letter Agreement, dated as of May 22, 2013, between Dr. Denner and First Manhattan Co., and therefore, the Reporting Persons ceased to be a “group” with First Manhattan Co. and certain of its affiliates and certain of their other nominees to the Issuer’s board of directors, pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Group Termination”).

Item 5. Interest in Securities of the Issuer.

(e) As a result of the Group Termination, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on July 22, 2013.

CUSIP 928551100	Page 3 of 3 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2013

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Seth Platt
Name: Seth Platt Title: Chief Operating Officer & Chief Compliance Officer

SARISSA CAPITAL DOMESTIC FUND LP

By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Seth Platt
Name: Seth Platt Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Seth Platt
Name: Seth Platt Title: Authorized Person

/s/ Alexander J. Denner
Alexander J. Denner